# Form C

# Cover Page

**Name of issuer:**

Sarahs Constellation LLC

**Legal status of issuer:**

> **Form:**
>
> Limited Liability Company
>
> **Jurisdiction of Incorporation/Organization:**
>
> OH
>
> **Date of organization:**
>
> 8/11/2025

**Physical address of issuer:**

2580 Glenmawr Avenue
Columbus, OH 43202

**Website of issuer:**

https://www.yeahyeahyeahfilms.com

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

    **Describe the security offered:**

    Film Financing Agreement

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

  **Describe how oversubscriptions will be allocated:**

  As determined by the issuer

---

**Maximum offering amount (if different from target offering amount):**

$600,000.00

---

**Deadline to reach the target offering amount:**

4/30/2027

---

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

**Current number of employees:**

0

---

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $0.00 | $0.00 |
| Cash & Cash Equivalents: | $0.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $0.00 | $0.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $0.00 | $0.00 |

---

**Select the jurisdictions in which the issuer intends to offer the securities:**

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

Sarahs Constellation LLC

**COMPANY ELIGIBILITY**

**2. ☑ Check this box to certify that all of the following statements are true for the issuer.** ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☑ No

## DIRECTORS OF THE COMPANY

**4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Director | Principal Occupation | Main Employer | Year Joined |

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Cory Stonebrook | Freelance Screenwriter | Freelance | 2026 |
| Tiffany Trainer | Production Safety Representative | Vigilant EHS Solutions | 2026 |
| Jordan Sommerlad | Freelance Cinematographer/Editor | Freelance | 2026 |
| Elizabeth Miller | Sales Enablement Specialist | Gusto | 2026 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

**5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.**



| Officer | Positions Held | Year Joined |
|---|---|---|
| Cory Stonebrook | CEO | 2026 |
| Tiffany Trainer | Treasurer | 2026 |
| Jordan Sommerlad | CFO | 2026 |
| Elizabeth Miller | Secretary | 2026 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

**6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**



| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Cory Stonebrook | 20%+ |
| Elizabeth Miller | 20%+ |
| Jordan Sommerlad | 20%+ |
| Tiffany Trainer | 20%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky: ⓘ

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The company currently has zero employees and appears to rely entirely on its founder and contracted personnel for all aspects of film production, business operations, and strategic decision-making. The loss of the founder's services or the inability to secure and retain qualified cast, crew, and production personnel could have a material adverse effect on the company's ability to complete its feature film project and achieve its business objectives. The company does not maintain key person life insurance on its founder or any other critical personnel. Additionally, the film production industry requires specialized talent across numerous disciplines including directing, cinematography, editing, sound design, and production management. There can be no assurance that the company will be successful in attracting and retaining the personnel necessary to successfully complete production of 'Ghost in Indiana' or any future projects. The company's dependence on a small number of individuals, combined with its lack of formal employment relationships, creates significant operational and execution risk.

The company's ability to generate revenue from its film is dependent on consumer spending on entertainment, which is highly sensitive to general economic conditions. During economic downturns or periods of financial uncertainty, consumers typically reduce discretionary spending on entertainment, including movie tickets, streaming service subscriptions, and video purchases or rentals. An economic recession or downturn could reduce demand for independent films, cause streaming platforms and distributors to reduce content acquisition budgets, or lead to less favorable licensing terms for filmmakers. Additionally, economic conditions affect the availability and terms of film financing, festival attendance, and the overall health of the independent film ecosystem. Adverse economic conditions could also impact the company's ability to raise additional capital for future projects or ongoing operations. Given the company's early stage and dependence on future revenue from film distribution, any significant economic downturn could materially adversely affect the company's business prospects and the value of investors' securities.

The film production industry is subject to various federal, state, and local regulations, as well as industry-specific requirements that may affect the company's operations and increase its costs. These may include labor laws, workplace safety regulations, location permit requirements, insurance mandates, and compliance with Screen Actors

Guild (SAG), Directors Guild of America (DGA), or other union agreements if the company engages union talent or crew. Union agreements typically require minimum compensation levels, specific working conditions, residual payments, and other terms that can significantly increase production costs. The company may also be subject to regulations regarding the employment classification of cast and crew members, overtime requirements, and workers' compensation insurance. Additionally, if the company films in multiple jurisdictions, it must comply with varying local regulations and obtain appropriate permits and insurance coverage. Changes to existing laws or the adoption of new regulations affecting the entertainment industry could increase the company's compliance costs or require changes to its production practices. Failure to comply with applicable regulations could result in fines, penalties, production delays, or legal liability that could materially harm the company's business and financial condition.

The founder of Sarahs Constellation LLC has designated themselves as the lead investor who will sign on behalf of all investors in the special purpose vehicle (SPV) or similar investment structure. This arrangement creates a significant conflict of interest because the founder will simultaneously represent the interests of the company as its operator and the interests of the investors as their designated representative. These interests may not always align, and in many situations, decisions that benefit the company or the founder personally may be adverse to the interests of investors. For example, the founder may have access to material non-public information about the company's financial condition, production challenges, or distribution prospects that could influence decisions made on behalf of investors. The founder may also face conflicts when negotiating terms of future financings, distribution agreements, or other transactions where the company's interests and investor interests diverge. Unlike a traditional investment structure where an independent third-party represents investor interests, investors in this offering will have no independent advocate to protect their rights or negotiate on their behalf. This lack of independent representation means that investors will be entirely dependent on the founder to act in their best interests, even when doing so may conflict with the founder's interests as the company's operator. Investors should carefully consider this conflict of interest and the risks associated with having no independent investor representative before deciding to invest.

The company does not currently generate revenue and has not demonstrated the ability to achieve profitability. As an early-stage film production company, the company will incur substantial expenses related to production, post-production, marketing, festival submissions, and distribution efforts before it has any opportunity to generate revenue. Even after completing 'Ghost in Indiana,' there is no assurance that the film will be commercially successful, secure distribution, or generate sufficient revenue to cover its production costs and provide returns to investors. The independent film industry is characterized by high failure rates, with the majority of independent films failing to recoup their budgets. Revenue generation in this industry is highly unpredictable and depends on numerous factors including critical reception, audience demand, distribution deal terms, and market conditions at the time of release. The company may never achieve profitability, and investors should be prepared for the possibility that the company will not generate any meaningful returns and that their investment could result in a total loss.

The company's business model for generating revenue from feature film production is unproven and highly uncertain. While the company has successfully distributed short films on platforms such as Omeleto, Shorted, and Short Films Matter, these distribution channels typically generate minimal or no revenue for filmmakers. The company has not disclosed any existing distribution agreements, licensing deals, or revenue-generating contracts for its planned feature film 'Ghost in Indiana.' Revenue generation in the independent film industry typically depends on securing distribution deals with streaming platforms, theatrical distributors, or sales agents, and there is no guarantee that the company will be able to secure such arrangements on favorable terms, if at all. The company's ability to generate returns for investors will depend on factors largely outside of its control, including the artistic and commercial reception of the film, the state of the independent film distribution market at the time of completion, and competition from thousands of other independent films seeking distribution. Many independent films fail to secure any meaningful distribution or generate sufficient revenue to recoup their production costs.

Film production is a complex undertaking subject to numerous risks that could result in delays, cost overruns, or failure to complete the project. The company's production timeline references shooting scheduled for 'next fall,' but film productions commonly experience delays due to factors including weather conditions, location availability, cast or crew scheduling conflicts, equipment failures, permit issues, or unforeseen creative challenges. Any significant delays in production could increase costs, cause the company to exceed its budget, or result in the loss of key cast or crew members who may have other commitments. Additionally, the company's ability to execute production depends on securing appropriate locations, obtaining necessary permits and insurance, and managing the logistical complexities of coordinating dozens of personnel and vendors. Post-production activities including editing, visual effects, sound design, and color correction also carry execution risks and can take significantly longer than anticipated. If the company is unable to complete production and post-production in a timely and cost-effective manner, it may be unable to meet festival submission deadlines, capitalize on market opportunities, or generate returns for investors.

The company has very limited cash reserves and will be entirely dependent on the proceeds from this offering to fund the production of 'Ghost in Indiana.' The funds raised may not be sufficient to complete all phases of production, post-production, and distribution as planned, particularly if the company encounters cost overruns, production delays, or unforeseen expenses. Film production budgets are notoriously difficult to estimate accurately, and actual costs frequently exceed initial projections. If the company does not raise its maximum target amount, it may need to scale back its production plans, reduce the number of shooting days, limit its ability to hire experienced cast and crew, or curtail its festival and marketing strategy. The company will likely require substantial additional funding beyond this offering to fully execute its business plan, including funds for future film projects, marketing and distribution expenses, and ongoing operational costs. There can be no assurance that additional financing will be available on acceptable terms, if at all. If the company is unable to obtain additional capital when needed, it may be forced to delay or abandon projects, which would materially harm the company's business prospects and the value of investors' securities.

The independent film industry is highly competitive, with thousands of filmmakers and production companies competing for limited distribution opportunities, festival slots, audience attention, and investor capital. The company faces competition from both established production companies with greater financial resources, industry relationships, and track records, as well as from numerous other independent filmmakers seeking to break into the feature film market. Major studios and well-funded independent production companies have significant advantages in terms of their ability to attract name talent, secure favorable distribution deals, and market their films effectively. Additionally, the proliferation of low-cost digital production technology has dramatically increased the number of independent films produced each year, intensifying competition for festival acceptance, distribution deals, and audience attention. Streaming platforms and distributors are highly selective in the content they acquire, and there is no guarantee that 'Ghost in Indiana' will be able to compete effectively for distribution opportunities. The company's limited financial resources and lack of established industry relationships may place it at a significant competitive disadvantage.

The market for independent films is subject to rapidly changing consumer preferences, viewing habits, and distribution models. The rise of streaming platforms has fundamentally altered the economics of independent film distribution, with many platforms paying limited licensing fees or requiring filmmakers to accept revenue-sharing arrangements that may generate minimal returns. Theatrical distribution opportunities for independent films have declined significantly, particularly following the COVID-19 pandemic, and many independent films now bypass theatrical release entirely. There is no assurance that there will be market demand for 'Ghost in Indiana' or that the company will be able to identify and capitalize on distribution opportunities that generate meaningful revenue. Consumer preferences in entertainment are highly subjective and unpredictable, and a film that performs well at festivals may not translate to commercial success. Additionally, the proliferation of content across streaming platforms has made it increasingly difficult for independent films to gain visibility and attract audiences. Changes in the distribution landscape, platform acquisition strategies, or consumer viewing habits could materially adversely affect the company's ability to monetize its film and generate returns for investors.

The company's business depends on its ability to protect the intellectual property rights in its films, including copyrights in the screenplay, footage, music, and other creative elements. The company must ensure that it has obtained all necessary rights, licenses, and clearances for any third-party intellectual property incorporated into its films, including music, stock footage, locations, and any other copyrighted or trademarked materials. Failure to obtain proper clearances could result in costly litigation, injunctions preventing distribution of the film, or requirements to pay substantial licensing fees or damages. Additionally, the company could face claims that its creative work infringes on the intellectual property rights of others, including claims of copyright infringement, idea theft, or defamation. Defending against such claims, even if ultimately successful, could be extremely costly and time-consuming, and could delay or prevent the distribution of the film. The company may also face challenges in enforcing its own intellectual property rights against unauthorized use or piracy, particularly in international markets where enforcement mechanisms may be limited. Any intellectual property disputes could have a material adverse effect on the company's business, financial condition, and ability to generate returns for investors.

The company's film production activities are vulnerable to disruption from events beyond its control, including pandemics, natural disasters, extreme weather events, civil unrest, or other force majeure circumstances. The COVID-19 pandemic demonstrated the significant impact such events can have on film production, causing widespread production shutdowns, delays, and increased costs due to safety protocols and insurance requirements. Any similar event could delay or prevent the company from completing production of 'Ghost in Indiana,' increase production costs, or make it impossible to secure necessary insurance coverage at reasonable rates. Film production is particularly vulnerable to such disruptions because it requires the physical presence of cast and crew in specific locations, often for extended periods, and relies on complex logistics and scheduling. Additionally, the company's planned production timeline and budget may not account for the costs and delays associated with implementing safety protocols or responding to unforeseen events. Any significant disruption to production could exhaust the company's financial resources, cause it to miss critical festival submission deadlines, or result in the project being abandoned entirely, which would likely result in a total loss of investors' capital.

An investment in the company's securities is highly speculative and involves a substantial risk of loss. Investors should be prepared for the possibility of losing their entire investment. The company is an early-stage business with no proven track record of producing feature films or generating revenue. The success of the company depends on numerous factors, many of which are outside of its control, including the successful completion of production, the artistic and commercial reception of the film, the ability to secure distribution, and the generation of sufficient revenue to provide returns to investors. The independent film industry is characterized by high failure rates, and the majority of independent films do not recoup their production costs. There is no guarantee that 'Ghost in Indiana' will be completed, distributed, or commercially successful. Even if the film is completed and distributed, there is no assurance that it will generate any revenue or that such revenue will be sufficient to provide any return to investors. Investors should only invest funds that they can afford to lose entirely and should not rely on this investment for their financial security or future needs.

There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable securities laws, which may require registration or an available exemption. Investors will be subject to restrictions on their ability to resell the securities, and they should expect to hold their investment for an indefinite period of time. Even after any applicable holding periods expire, there may be no willing buyers for the securities, and investors may be unable to liquidate their investment or may be forced to sell at a substantial discount to the amount invested. The lack of liquidity may also make it difficult for investors to value their investment or to use it as collateral for loans. Investors should be prepared to bear the financial risks of this investment for an extended period and should not invest funds that they may need for other purposes. The illiquid nature of this investment makes it unsuitable for investors who may need access to their capital in the near or medium term.

Investors in this offering will hold a minority interest in the company and will have no ability to control or significantly influence the company's management, business strategy, or operations. The founder and existing stakeholders will retain control over all major decisions affecting the company, including decisions regarding production budgets, creative direction, distribution strategies, future financings, sale of the company, and distributions to investors. Investors will have no right to participate in management decisions and will be entirely dependent on the founder's judgment and business acumen. The founder will have broad discretion in how to use the proceeds from this offering and may make decisions that investors disagree with or that do not maximize returns to investors. Additionally, investors will have limited information rights compared to what would be available in a publicly traded company, and they may not have access to detailed financial information or updates on the company's operations. The lack of control and limited information rights means that investors will have little ability to protect their interests or influence outcomes, and they must rely entirely on the founder to manage the company in a manner that creates value for all stakeholders.

## The Offering

## USE OF FUNDS

### 9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

**10. How does the issuer intend to use the proceeds of this offering?** ⓘ

If we raise: **$50,000**

Use of Proceeds:  If only the minimum target amount is raised, expected use of proceeds is approximately 40% cast and crew, 20% equipment and locations, 13% production design, costumes and props, 13% post-production (editing, color correction and sound), 6.1% legal fees, permits and insurance, and 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize core pre-production, production and post-production essentials needed to complete the film, and management may reallocate among categories based on scheduling requirements, production needs, and timing of expenditures.

If we raise: **$600,000**

Use of Proceeds:  At the higher funding level, expected use of proceeds is approximately 33% cast and crew (including access to higher-level talent for lead roles), 17% equipment, locations and additional shoot days, 12% post-production (editing, color correction, sound and VFX), 10% production design, costumes and props, 8% festival run and distribution rollout, 8% marketing, 4.1% legal fees, permits and insurance, and 6.5% Wefunder fee and related offering expenses. Additional proceeds are expected to support a more extensive festival strategy, broader marketing and distribution rollout, and management may reallocate among categories based on production priorities, scheduling conditions, and timing of expenditures. We have a scalable budget. If we go over 350k, we can increase shooting days, add crew, have larger gear packages, be able to pay a higher profile talent, increase marketing and festival budget, etc.

## DELIVERY & CANCELLATIONS

**11. How will the issuer complete the transaction and deliver securities to the investors?**

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account

be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

### 12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

**13. Describe the terms of the securities being offered.**

RECOUPMENT. Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with a twenty percent (20%) premium thereon ("Financier Recoupment"), solely from Gross Receipts (if any) in accordance with this Paragraph 5. "Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

a. First, to the payment of the following:

i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture;

ii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor;

iii. Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

iv. Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to

iv. Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months

b. Next, to the payment of any loans, plus reasonable interest thereon;

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amount, plus a premium of twenty percent (20%) of the funds provided by such financier, if ever;

d. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "Deferments" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

e. Finally, to Net Receipts. "Net Receipts," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Company shall receive Fifty Percent (50%) of Net Receipts ("Company's Net Receipts") and the other Fifty Percent (50%) of Net Receipts shall be "Financier's Net Receipts." Financier shall receive such percentage of Financier's Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Production Budget, which may exceed the estimated Production Budget as set forth herein.

## 14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

## 15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

## 16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

the Investor or

the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):

the Purchase Amount may not be amended, waived or modified in this manner,

the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and

such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the

Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

## Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Authorized | Outstanding | Voting rights |
|---|---|---|---|

| Class of Security | Total Pool | Issued | |
|---|---|---|---|
| Warrants | None | | |
| Options | None | | |

**Describe any other rights:**

Company does not issue units

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

---

## 19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

---

## 20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The unitholders** have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

---

## 21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

## 22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## 23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## 24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

## 25. What other exempt offerings has the issuer conducted within the past three years?

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

## 26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- ☐ Yes
- ☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

# FINANCIAL CONDITION OF THE ISSUER

## 27. Does the issuer have an operating history?

Yes

## 28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⓘ

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

Sarahs Constellation LLC ("the Company") was formed in Ohio on August 11th, 2025. The Company was formed in order to operate a feature film. After completion, the film will be shown at film festivals in order to sell to a studio or secure distribution for profit. The Company is based in Columbus, Ohio.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of June 15, 2026, we did not have any cash or cash equivalents on hand.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

## Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

## Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

## Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we did not have any cash or cash equivalents on hand.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

## Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

## Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

## Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

**Known Trends, Events, and Uncertainties**

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

**Changes Since the Date of the Financial Statements**

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

**Impact of This Offering**

The proceeds from this offering are expected to be used towards pre-production, production and post production for our feature film. Cast, Crew, equipment, locations, permits, lawyer fees, costumes, production design etc. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

**Forward-Looking Statements**

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

---

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, **Tiffany Trainer**, certify that:

(1) the financial statements of Sarahs Constellation LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Sarahs Constellation LLC included in this Form reflects accurately the information reported on the tax return for Sarahs Constellation LLC filed for the most recently completed fiscal year.



*Tiffany Trainer*

Tiffany Trainer
Production Safety Representative

---

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(?)

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
>
> (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
>
> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No
>
> (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
>
> i. at the time of the filing of this offering statement bars the person from:
>
> A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
>
> B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
>
> C. engaging in savings association or credit union activities? ☐ Yes ☑ No
>
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No
>
> (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
>
> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?
> ☐ Yes ☑ No

☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

33. Once posted, the annual report may be found on the issuer's website at:

https://www.yeahyeahyeahfilms.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Ghost in Indiana - Film Financing Waterfall Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Cory Stonebrook

- Elizabeth Miller

- Jordan Sommerlad

- Tiffany Trainer

Appendix E: Supporting Documents

- ttw_merged_comms

- Attachment #24408

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Ghost in Indiana - Film Financing Waterfall Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Cory Stonebrook

    Elizabeth Miller

    Jordan Sommerlad

    Tiffany Trainer

Appendix E: Supporting Documents

    ttw_merged_comms

    Attachment #24408

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Sarahs Constellation LLC

By

*Tiffany Trainer*
_____
Actress/ Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Tiffany Trainer*
_____
Actress/ Producer
6/18/2026

*Cory Stonebrook*
_____
CEO/ Screenwriter/ Co-Director
6/18/2026

*Jordan Sommerlad*
_____
CFO
6/18/2026



*Elizabeth Miller*
_____
Secretary/producer/actress
6/18/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.